Exhibit (a)(9)

FOR IMMEDIATE RELEASE

Apollo Management L.P. Completes Acquisition Of Metals USA

November 30, 2005 - HOUSTON, TX - Metals USA, Inc. (NASDAQ: MUSA) announced today the completion of the acquisition of Metals USA, Inc. by affiliates of Apollo Management, L.P., a private investment management firm. Under the terms of the merger agreement, the company’s stockholders as of the effective time of the merger are entitled to receive $22 per share in cash, without interest. Metals USA announced on May 18, 2005 a definitive agreement with Apollo regarding the acquisition of the company.

C. Lourenco Goncalves, President and Chief Executive Officer of Metals USA, commented, “We are extremely pleased to have delivered such great value to our existing stockholders while at the same time attracting a sophisticated investor such as Apollo Management. This transaction is a clear endorsement of our business model and industry leadership. Further, it demonstrates that metal service center companies are good investments for smart investors.” Mr. Goncalves added: “At this time, I would like to thank our esteemed suppliers and loyal customers. Without their support, Metals USA’s considerable success would not have been possible.” Mr. Goncalves concluded by saying: “As a private company, Metals USA will remain a consistently reliable partner to our suppliers and will continue to provide the same world class service to which our customers have grown accustomed.”

Daniel W. Dienst, the departing Chairman of the Board of Metals USA, added, “On behalf of the entire Board and our public stockholders, I would like to thank the Metals USA employees and managers for their commitment over the past few years. Without their dedication, Metals USA’s resurgence would have been impossible. We wish the entire MUSA team all of the best as they begin writing the next chapter of this remarkable story.”

Josh Harris, one of Apollo’s founding partners, said, We are extremely pleased to be partnering with Lourenco Goncalves and his team. Metals USA is a terrific company with a top-notch group of employees. We are very excited about this investment.”

Metals USA stock and warrants to acquire Metals USA common stock (NASDAQ: MUSAW) will each cease to trade on NASDAQ at market close today and will be delisted. Under the terms of the merger agreement, Metals USA stockholders as of the effective time of the merger are entitled to receive $22 in cash for each share (“merger consideration”) of Metals USA common stock that they hold. As soon as practicable, a paying agent appointed by Apollo will mail a letter of transmittal and instructions to all Metals USA stockholders of record. The letter of transmittal and instructions will contain information on how to surrender Metals USA common stock in exchange for the merger consideration, without interest. Stockholders of record should be in receipt of the letter of transmittal before surrendering their shares. Stockholders who hold shares through a bank or broker will not have to take any action to have their shares converted into cash as such conversions will be handled by the bank or broker.

Under the terms of the merger agreement, Metals USA warrants now represent the right to receive (upon surrender of the warrant and payment of the $18.50 exercise price) a cash payment, without interest, equal to the merger consideration for each share of Metals USA common stock underlying such warrants. As soon as practicable, a paying agent appointed by Apollo will mail a notice and instructions to all Metals USA warrantholders of record. The notice and instructions will contain information on how to surrender Metals USA warrants in exchange for the merger consideration, without interest. The Company has elected to accelerate the expiration of the warrants to the 60th day following the effective time of the merger, which is January 29, 2006. If a warrant has not been exercised on or before November 30, 2005, but is exercised before January 29, 2006, warrantholders will be entitled to receive $22, upon surrender of the warrant and the payment to Metals USA of the exercise price of $18.50. Any warrants that remain unexercised after January 29, 2006 will expire without consideration. Additional information regarding the exercise of the warrants can be found on Metal USA’s website at www.metalsusa.com under the “Investor Relations” tab.

About Metals USA

Metals USA provides a wide range of products and services in the heavy carbon steel, flat-rolled steel, specialty metals, and building products markets. For more information, visit the company’s website at www.metalsusa.com. The information contained in this release is limited and the Company encourages interested parties to read the Company’s SEC filings, including its Form 10-Ks and 10-Qs, which are on file with the Securities and Exchange Commission for more complete information. Additionally, copies of the Company’s filings with the Securities and Exchange Commission together with press releases and other information investors may find of benefit can be found at the Company’s website at www.metalsusa.com.

About Apollo

Apollo Management, L.P., is among the most active and successful private investment firms in the U.S. Since its inception in 1990, Apollo has managed the investment of more than $12 billion in a wide variety of industries, both domestically and internationally.

This press release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company’s control which may cause the actual results, performance or achievement of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those disclosed in the Company’s periodic filings with the Securities and Exchange Commission.